UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ___)

National Research Corporation

(Name of Issuer)

Class A Common Stock, $.001 par value

(Title of Class of Securities)

637372202

(CUSIP Number)

Kent E. Endacott
Woods & Aitken LLP
301 S. 13th Street, Suite 500
Lincoln, Nebraska 68508
(402) 437-8500

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

June 5, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

CUSIP No. 637372202

1		NAME OF REPORTING PERSONS Kent E. Endacott, as the Special Holdings Direction Adviser under the Michael and Karen Hays Grandchildren’s Trust dated March 9, 2009
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 5,768,000
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 5,768,000
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,768,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 27.8%
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 637372202

1		NAME OF REPORTING PERSONS Michael and Karen Hays Grandchildren’s Trust dated March 9, 2009
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 5,768,000
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 5,768,000
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,768,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 27.8%
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 637372202

Item 1.                      Security and Issuer.

This statement relates to shares of the Class A Common Stock, $.001 par value (the “Class A Common Stock”), of National Research Corporation, a Wisconsin corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 1245 “Q” Street, Lincoln, Nebraska 68508.

Item 2.                      Identity and Background.

(a)           This Schedule 13D is being filed jointly by the parties identified below.

●	Kent E. Endacott, as Special Holdings Direction Adviser under the Michael and Karen Hays Grandchildren’s Trust Dated March 9, 2009 (the “Adviser”).

●	Michael and Karen Hays Grandchildren’s Trust Dated March 9, 2009 (the “Trust”).

Each of the foregoing is referred to as a “Reporting Person” and, collectively, as the “Reporting Persons.”  Each of the Reporting Persons is a party to that certain Joint Filing Agreement attached hereto as Exhibit 1.

(b)           The principal business address of the Adviser is c/o Woods & Aitken LLP, 301 South 13th Street, Suite 500, Lincoln, Nebraska  68508.  The principal business address of the Trust is c/o Bessemer Trust Company of Delaware, N.A. As Trustee, 1007 N. Orange St., Suite 1450, Wilmington, DE 19801.

(c)           The principal occupation of the Adviser is Partner at the law firm of Woods & Aitken LLP, 301 South 13th Street, Suite 500, Lincoln, Nebraska  68508.

(d)           None of the Reporting Persons described herein has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           None of the Reporting Persons described herein has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f)           The Adviser is a citizen of the United States of America.  The Trust is governed by the laws of the state of Delaware.

CUSIP No. 637372202

Item 3.                      Source and Amount of Funds or Other Consideration.

Explanatory Note:  On May 22, 2013, the Issuer completed a shareholder approved recapitalization (the “Recapitalization”) pursuant to which the Issuer: (i) designated its then existing class of common stock (the “Prior Stock”) as class B common stock (the “Class B Common Stock”); (ii) created a new class of common stock, designated as class A common stock (the “Class A Common Stock”), with 1/100th of a vote per share and the right to receive 1/6th of the dividend, if any, paid on a share of Class B Common Stock; (iii) declared and paid a stock dividend of three shares of Class A Common Stock for each share of Prior Stock; and (iv) reclassified each share of Prior Stock as one-half (1/2) of one share of Class B Common Stock.

The Trust was funded on July 21, 2011 and March 16, 2012, with an aggregate of 256,000 shares of Prior Stock, by certain other trusts previously established with shares donated by Michael D. Hays, the founder and Chief Executive Officer of the Issuer, for no consideration.  In the Recapitalization, those shares of Prior Stock became 768,000 shares of Class A Common Stock and 128,000 shares of Class B Common Stock.

The Trust acquired the remaining 5,000,000 shares of Class A Common Stock (the “Purchased Shares”) in a private sale under the terms of a Stock Purchase Agreement, effective as of June 5, 2013, between Michael D. Hays and Bessemer Trust Company of Delaware, N.A., Trustee of the Trust, a copy of which is attached hereto as Exhibit 2.  The consideration for the Purchased Shares was the issuance and delivery by the Trust of a promissory note of $64,350,000, a copy of which is attached hereto as Exhibit 3.

Item 4.                      Purpose of Transaction.

The Trust acquired the Purchased Shares, and holds the other shares of Class A Common Stock, for investment purposes only.  The Reporting Persons have no present plans or proposals which relate to or would result in any of the transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D, except (1) in the future, it is possible that Michael D. Hays may sell or otherwise transfer some or all of his shares of Class B Common Stock to the Trust or other trusts for the benefit of him and/or his family members and (2) all of the Reporting Persons’ shares of stock of the Issuer, as well as shares held by Mr. Hays and other trusts established by Mr. Hays, are covered by one or more resale registration statements of the Issuer.

Item 5.                      Interests in Securities of the Issuer.

(a)           Set forth below is the aggregate number and percentage (based on 20,732,784 shares of Class A Common Stock outstanding as reported in the Issuer’s Amendment No. 1 to Form S-3 filed with the Securities and Exchange Commission on June 6, 2013) of outstanding shares of Class A Common Stock owned beneficially by each Reporting Person named in Item 2:

Name	Shares of Common Stock Beneficially Owned	Percentage of Shares of Common Stock Beneficially Owned
Kent E. Endacott	5,768,000	27.8%
The Michael and Karen Hays Grandchildren’s Trust Dated March 9, 2009	5,768,000	27.8%

CUSIP No. 637372202

The Adviser is the Special Holdings Direction Adviser under the Trust and may be deemed to have sole voting and dispositive power with regard to the shares of Class A Common Stock held by the Trust.

(b)         The Adviser has sole voting and dispositive power of the Class A Common Stock beneficially owned by the Trust for the reasons described in Item 5(a).

(c)         The following purchases have occurred during the past 60 days by the Reporting Persons:

Name	Trade Date	Number of Shares Purchased	Price Per Share	Where and How Transaction was Effected
Kent E. Endacott	6/5/2013	5,000,000	$12.87	Private purchase
The Michael and Karen Hays Grandchildren’s Trust Dated March 9, 2009	6/5/2013	5,000,000	$12.87	Private purchase

(d)         No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock beneficially owned by any Reporting Person.

(e)         Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

As described in Item 3 above, the Purchased Shares were acquired in a private sale under the terms of a Stock Purchase Agreement, effective as of June 5, 2013, between Michael D. Hays and Bessemer Trust Company of Delaware, N.A., Trustee of the Trust, a copy of which is attached hereto as Exhibit 2, and were paid for by the issuance and delivery of a promissory note, a copy of which is attached hereto as Exhibit 3.

Pursuant to the terms of the Trust, the Adviser has exclusive management authority and responsibility for the shares of stock of the Issuer held by the Trust.

Other than the foregoing agreements and arrangements, and the Joint Filing Agreement filed as Exhibit 1 hereto, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer.

Item 7.                      Material to be Filed as Exhibits.

Exhibit No.	Description

1	Joint Filing Agreement

2	Stock Purchase Agreement

3	Promissory Note

CUSIP No. 637372202

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:           June 12, 2013

/s/ Kent E. Endacott
Kent E. Endacott, as the Special Holdings Direction Adviser

MICHAEL AND KAREN HAYS GRANDCHILDREN’S TRUST DATED MARCH 9, 2009

By:       /s/ Kent E. Endacott
Kent E. Endacott, Special Holdings Direction Adviser

CUSIP No. 637372202

EXHIBIT 1

JOINT FILING AGREEMENT

The undersigned hereby agree that the Statement on Schedule 13D, with respect to the shares of Class A Common Stock, par value $.001 per share, of National Research Corporation, and any further amendments thereto executed by each and any of us shall be filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, and further agree that this Agreement of Joint Filing be included as an exhibit to such joint filing.

This Agreement may be executed simultaneously in any number of counterparts, all of which together shall constitute one and the same instrument.

Date:           June 12, 2013

/s/ Kent E. Endacott
Kent E. Endacott, as the Special Holdings Direction Adviser

MICHAEL AND KAREN HAYS GRANDCHILDREN’S TRUST DATED MARCH 9, 2009

By:       /s/ Kent E. Endacott
Kent E. Endacott, Special Holdings Direction Adviser